Exhibit 99.1

BIGLARI HOLDINGS INC.
17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

October 25, 2012

Dear Fellow Shareholders:

We are Cracker Barrel’s largest shareholder with an investment value of over $260 million. Our stake represents an ownership of 17.6% of the Company. As you know, we have been seeking two board seats out of the ten up for election. We have been urging the Board to stop wasting valuable company resources and therefore drop its resistance to placing my partner, Phil Cooley, and me on the Board. After all, there is only one consummate reason why we want to join the Board: to maximize per-share intrinsic value for all shareholders.

You should take comfort because your returns will move in lock-step with ours, and among Cracker Barrel stockholders we have the most capital at risk. We hold Cracker Barrel as a concentrated position with a great deal of our net worth tied to it. Incidentally, we have not sold a single share of Cracker Barrel stock since becoming significant shareholders (i.e., more than 5%) and have no plans to sell any shares.

The reason why I have more invested in the stock of Cracker Barrel than in any other company at Biglari Holdings is my conviction that the Company has great potential. I am also convinced that the current Board of Cracker Barrel will not unleash the potential value of the Company. Thus, I need your help. In this letter, I will outline Cracker Barrel’s favorable prospects and explain why we believe our presence on the Board would create a more productive outcome for your investment. What I promise you is that I will provide you with information that I myself would want to know if our roles were reversed. I aim to earn your vote.

* * *

Phil and I bring the following attributes to the Board: (i) properly aligned financial incentives as a result of our nearly 18% stake, (ii) relevant and deep industry experience, (iii) experience in engineering an operational turnaround, (iv) a history of generating shareholder value at Biglari Holdings, and (v) the contribution of innovative, divergent views through board discussions.

We believe that several positive changes implemented by Cracker Barrel over the last year would not have occurred without our involvement, another reason why we should belong on the Board. Needless to say, the Board initially rejected but ultimately accepted our following ideas: (i) pursuing retail royalties through licensing, (ii) amending the credit agreement to allow for greater stock repurchases, (iii) increasing financial transparency of retail/restaurant data, (iv) raising the bonus eligibility target, and (v) returning cash to shareholders. We believe that while our presence has already created value for shareholders, an even greater economic value would be added if we were contributing from the inside.

Capital Allocation

The Board has spent nearly $700 million in capital over the past eight years, while over the same time span operating income has grown by an insufficient $12.4 million. New stores have been opened, but they shroud the decrease in unit profit. Here are the data since fiscal 2005:

Cracker Barrel Capital Allocation Record ($ in thousands)
	2005	2006	2007	2008	2009	2010	2011	2012	1	2005 – 2012 Change
Revenues	$2,190,866	$2,219,475	$2,351,576	$2,384,521	$2,367,285	$2,404,515	$2,434,435	$2,529,136		$338,270
Growth Per Year	–	1.3%	6.0%	1.4%	(0.7%)	1.6%	1.2%	3.9%		–
Operating Income	$168,821	$161,796	$168,145	$150,775	$142,239	$164,668	$167,181	$181,252		$12,431
Growth Per Year	–	(4.2%)	3.9%	(10.3%)	(5.7%)	15.8%	1.5%	8.4%		–
Capital Expenditures	$124,624	$89,715	$96,538	$88,027	$68,104	$70,132	$77,962	$80,922		–
Cumulative Capital Expenditures (8 Year Period): $ 696,024
Source: As Reported in SEC Filings

Phil and I have views divergent from those of the Board regarding returns earned on the new stores. The divergence is significant and should be an important factor concerning your decision on who you think brings a better, more rigorous analytical framework and oversight to capital allocation in Board discussions. Management has defended its capital allocation record by claiming that stores opened from 2004 to 2009 generated a return of 16.2% in fiscal 2011. We believe the actual return was 3.7%. Only one side is correct on the figures; the differing views on analysis lead us to different plans about future capital allocation decisions.

On November 14, 2011 I wrote, “Our plan calls for a moratorium on the expansion of new stores. Clearly, shareholders would have been better off if the Board had rejected new openings so all of management’s focus would have homed in on existing units to avert the value destruction.”

CEO Sandra Cochran responded on November 21, 2011, “Mr. Biglari says we shouldn’t be building new stores and we’re not getting a good return on our investment. Between our fiscal 2004 and 2009, we spent $382 million building 116 stores. For the fiscal year ending July 29, 2011, those stores generated earnings before interest, taxes, depreciation and amortization of $61.8 million. This represents a 16.2% return on our investment, which we believe is a good use of our capital.”

Nevertheless, more data have emerged since last year’s proxy contest. In SEC filings, Cracker Barrel defended its exclusion of expenses relevant to its returns. Management stated that “[t]he Company believes that making an allocation of general and administrative, interest and tax expenses to these [116] stores is not material to an investor’s understanding of the results for these stores or the Company’s decision-making in determining to build new stores….”

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1 Fiscal 2012 results discussed throughout the letter exclude the impact of the 53rd week.

If Phil and I were on the Board, we would demonstrate how, in our view, the Board’s and management’s analyses are misguided inasmuch as an improper evaluation has been made in judging new store returns on investments. We believe the expenses that management ignores in its calculation of return on investment absolutely matter to shareholders.

Cracker Barrel has referenced as an authority Aswath Damodaran’s calculation on return analyses. However, Cracker Barrel has failed to follow Dr. Damodaran’ s definitive calculations, which stipulate that net operating profit after tax (NOPAT) divided by investment would be the appropriate formula to measure “how good or bad were the investments made just in the most recent time period.”

The Board excludes G&A, depreciation, and taxes whereas Dr. Damodaran finds these expenses necessary for an accurate calculation. Under the Board’s erroneous methodology, a 16.2% return is calculated, whereas we believe that the actual figure is only 3.7%. Here is a side-by-side breakdown between the Board’s calculation and the one that corresponds to Dr. Damodaran’s method of computing returns:

Poor Analysis Induces Poor Capital Allocation ($ in thousands)
	Board	Damodaran
‘Store EBITDA’	$61,800	$61,800
Depreciation	$0	$14,700
G&A	$0	$27,300
Operating Income	–	$19,800
Taxes	$0	$5,800
NOPAT	–	$14,000
Invested Capital	$382,000	$382,000
Return	16.2%	3.7%
Source: As Reported in SEC Filings Note: 2011 results for 116 stores opened between 2004 and 2009; G&A and tax rate based on fiscal 2012 results.

As indicated on the above table, the more appropriate measure that factors in, not ignores material and relevant expenses, produces a return of 3.7%, clearly below the Company’s cost of capital. When return on invested capital is less than cost of capital, shareholder wealth is reduced.

Because we are professional investors and restaurant operators, we find it mistaken for management to state that G&A expenses are “not material to an investor’s understanding of results.” Such a view is flawed, and unsupported by research because many investors cannot accept the omission of vital-and-necessary expenses. The data contradicts the Board’s assertion that “general and administrative, interest and tax expenses… none of these expenses are directly driven by or correlated to the revenue of these stores.” If one simply reviews Cracker Barrel’s data, a close connection exists between adding stores and G&A expenses. Here are the numbers:

G&A as a Percentage of Net Revenue and G&A Per Store
($ in thousands)

	2005	2006	2007	2008	2009	2010	2011	2012
Revenues	$2,190,866	$2,219,475	$2,351,576	$2,384,521	$2,367,285	$2,404,515	$2,434,435	$2,529,136
G&A	$113,533	$128,830	$136,186	$127,273	$120,199	$145,882	$139,222	$144,801
% of Net Revenue	5.2%	5.8%	5.8%	5.3%	5.1%	6.1%	5.7%	5.7%
G&A Per Store	$215	$237	$242	$221	$204	$246	$231	$235
No. of Company-Owned Restaurants	529	543	562	577	588	593	603	616
Source: As Reported in SEC Filings

Furthermore, at no time in the last 15 years did G&A expenses ever drop below $178,000 on a per store basis:

G&A Per-Store
($ in thousands)
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
G&A per Unit	178	207	224	235	252	228	221	215	237	242	221	204	246	231	235
Source: As Reported in SEC Filing

It should be clear that the decision to invest $382 million to open 116 units was a mistake. In our view, it would have been better to return that capital to shareholders. But more troubling than the actual return attained on shareholders’ money is management’s rationale and defense of the inflated return. We think post-mortems on capital decisions are quite instructive for Boards to perform. The implication should have been that evaluating investments based on “store EBITDA” is faulty and thus raises concerns on current plans for further investments in new stores.

Cracker Barrel has projected spending approximately $155 million in new stores over the next three years. Because of recent returns on investments in new store developments as well as management’s analysis of return on invested capital, our plan would call for distributing the aforesaid amount to shareholders as a result of placing a moratorium on new store expansion. Shareholders deserve more attractive remunerative returns than the historical 3.7% rate of return.

To open new stores, the analysis should show that future returns will be much higher than were the past ones and superior to all other alternatives after compensating for the inevitable execution risk. The Company should take a prioritized approach to capital allocation by factoring in cost of capital.

Needless to say, there should be a better analytical framework at the Board and management levels that would foreshadow creating economic value. We are confident that we can contribute positively, even foster discussions, in the boardroom. We have long asserted that Cracker Barrel should demand sufficiently keen leadership on the Board possessing substantial ownership, industry, and financial experience to help stimulate discussions with the ultimate objective of creating economic value.

Productivity Gap

Our proposal also includes making the assets of Cracker Barrel more productive. Though an extraordinary brand, its earnings power has not matched its brand power. Thus, this proxy contest revolves not around financial engineering but on the finer points underlying the business, with a focus on building long-term value for all shareholders. We are restaurant-industry specialists, and we have vast experience in analyzing, investing, owning, and running companies. Because of our background and knowledge of the restaurant industry, we are aware that the most significant lever to increase the value of the Company is by bettering operations. To quantify the magnitude of the productivity gap, we will review what Cracker Barrel has attained historically as well as measure its operating performance against that of other restaurant companies.

The per-store operating income metric is essential in assessing Cracker Barrel’s underlying business. Below is a table illustrating Cracker Barrel’s per-store operating income for the last eight years, using fiscal 1998 as a reference point.

Cracker Barrel Operating Income Per Store ($ in thousands)

	1998	2005	2006	2007	2008	2009	2010	2011	2012
Operating Income	$164,909	$168,821	$161,796	$168,145	$150,775	$142,239	$164,668	$167,181	$181,252
No. of Stores	357	529	543	562	577	588	593	603	616
Operating Income Per Store	$462	$319	$298	$299	$261	$242	$278	$277	$294
Percentage Change		(31.0%)	(6.6%)	0.3%	(12.7%)	(7.3%)	14.9%	(.4%)	6.1%
Source: As Reported in SEC Filings Note: Percentage change in operating income per store for 2005 determined by reference to 1998.

By assessing Cracker Barrel against its historical performance, we can compute the realistic potential of the Company. Cracker Barrel is a brand that should have gained more in customer traffic and profit on a per-store basis but has failed to do so. In fiscal 1998, Cracker Barrel achieved operating income of $164.9 million with 357 stores, or $462,000 in operating income per store. For fiscal 2012 Cracker Barrel produced operating income of $181.3 million with 616 stores, or $294,000 of operating income per store. Simply by closing the productivity gap — realizing the additional $168,000 of operating income per store that the Company was able to achieve in fiscal 1998 — Cracker Barrel’s 616 stores would have earned an additional $103.5 million in operating income. We estimate the market would value the increase in profit at over $1 billion.2

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2 An estimate based upon the Company’s current earnings multiple.

Another form of benchmarking is to review store operating performance of Cracker Barrel against the operating performance of other restaurant chains. Cracker Barrel owns about two-thirds of its real estate, atypical for the restaurant industry. Regardless of whether one company leases or owns real estate, the margin analysis would need to be on a comparable basis. It would make no sense to compare one company that does not pay rent because it owns the real estate to another one that leases its locations. Therefore, the logical performance metric would be to review EBITDAR (earnings before interest taxes depreciation amortization and rent) as a percent of sales. By ranking all 24 restaurant companies in the S&P 1500 by the EBITDAR margin, Cracker Barrel places very near the bottom at 22. If Cracker Barrel can improve its EBITDAR margin to be in line with that of the peer group median, the Company would earn about $100 million more in operating income, which incidentally coincides with Cracker Barrel’s former operating achievement.3

The Cracker Barrel Board has laid out a plan to grow operating income from $180 million in fiscal 2012 to $230 million in fiscal 2015. Our plan is far superior by proposing the following: Cracker Barrel halts store expansion, that is, avoids spending $155 million (reinvested at only 3.7%); instead, management would focus on closing the productivity gap to produce about $100 million of additional operating income.

To put it succinctly, we differ greatly from the Board both in its expectations and in Cracker Barrel’s full potential. The Board is seeking operating income growth of 8-10% over the next three years, in part by spending money to launch new stores. We think a far higher growth can be achieved without opening any more stores. Cracker Barrel’s growth can be attained by greatly improving the current base of store, becoming as productive as they had once been.

Cracker Barrel’s Business Performance Versus Its Stock Performance

We hold a basic belief that over time a company’s stock price and its per-share intrinsic value will converge. In the short run, the two can diverge. The implication is that a company’s increase in stock price may differ from its creation of economic value. When we entered Cracker Barrel’s stock, we were certain that it was greatly undervalued. Over the past year, we believe many positive factors changed the market’s valuation of Cracker Barrel, including our involvement. From here on, we think the market value of Cracker Barrel should grow in rough proportion to its earnings growth. Therefore, business performance is always critical, but now, in our view, it will be the primary driver of Cracker Barrel’s future stock performance. Since we disclosed our stake in the Company on June 13, 2011, its stock has increased by about 50%. In fiscal 2012, Cracker Barrel’s per-share operating income increased by 9.5%. It would be mathematically unattainable for a company’s stock to outperform its underlying business continuously. The Board constantly boasts about its one-year return which is superior to the S&P 1500 Restaurant Index, but one which over time on a relative basis becomes negative.

Relative Shareholder Returns
	Total Shareholder Returns
	1-Year	3-Year	5-Year	7-Year	10-Year
Cracker Barrel	63.8%	93.8%	90.1%	126.9%	265.4%
S&P 1500 Restaurant Index	14.4%	93.2%	90.5%	177.9%	423.3%
Note: All shares prices used to calculate Total Shareholder Returns are as of October 15, 2012.
Source: Standard and Poor’s and Research Data Group, Inc.; Copyright 2012 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

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3 Contrary to the Board’s assertions, we have never recommended engaging in sale-leasebacks. Instead, we believe that real estate ownership is an advantage for Cracker Barrel and a source of great value.

The recent outperformance of its stock compared to that of the peer group should NOT provide comfort to Cracker Barrel shareholders. Because we are long-term investors, we would benefit in tandem with the business performance of the Company, rather than from volatility in stock price. Therefore, we are vigorously interested in adding to the fundamental value of Cracker Barrel. We urge you not to base your decision on a one-year return, when, we believe, we had a part in the correction of the undervaluation.

Time Allows for Facts to Emerge: We Measure Them Against Predictions

Last year when we sought to join the Board, the incumbents made many statements dismissing our ideas, raising concerns — all in an attempt to win the ensuing proxy contest. But the benefit of our being long-term shareholders is that time allows for the facts to emerge; it allows us to measure actuality against predictions. Now shareholders are in a position to judge our words and intentions against those of the Board’s.

Ms. Cochran asserts in her October 4, 2012 letter that “Mr. Biglari has not only chosen to re-fight the same battle to elect himself, but has also nominated his company’s vice chairman, Phil Cooley, for election, without providing any specific plans or proposals for the Cracker Barrel business…” (Incidentally, Michael Woodhouse, Executive Chairman of Cracker Barrel, uttered the same argument a year ago — that we did not have ideas.) Besides the proposals I have put forth in this letter, I previously presented a 10-page letter on November 14, 2011 containing many ideas; some were publicly rejected by the Board right before the 2011 annual meeting but ultimately accepted after the meeting. Let me share with you an example that relates to Ms. Cochran’s October 4 statement that we are not “providing any specific plans or proposals for the Cracker Barrel business.”

In the November 14, 2011 letter to shareholders, I wrote: “The retail business of Cracker Barrel should not be restricted to its company-operated stores; rather, selected products could be distributed through other retailers. To reach more consumers in an effective, profitable way is to license Cracker Barrel products to third parties to generate retail royalties. The Cracker Barrel brand can reach more consumers through supermarkets, which most American households must frequent, whereas not all of them will enter a Cracker Barrel store in the coming year. Licensing will aid in making the brand ubiquitous and top of mind. We favor noncapital intensive strategies that leverage the Cracker Barrel brand to generate high-return, annuity-like cash flow.”

On November 29, 2011, the leadership of Cracker Barrel wrote, “While…licensing of retail and food products sound[s] exotic, they won’t produce the immediate ‘return on effort’….”

On April 26, 2012, despite the fact that our licensing idea was dismissed as “exotic” and “won’t produce the immediate ‘return on effort,’” management wrote, “Our intent is to sell Cracker Barrel Old Country Store, Inc. food products in grocery stores.” The leadership further commented, “We’re working to bring branded products similar to what we are featuring in-store into the grocery store … We see the near-term benefit of doing this is generating incremental impression to drive awareness back into our stores and over time obviously opening up an additional income stream.”

We believe licensing is just one example that demonstrates our credibility versus the Board’s. The Company rejected our ideas outright, yet through its own actions displayed how we have added value by ultimately adopting our initiatives. Shareholders should grasp how time has allowed actions to clarify the utter reality behind the Board’s rhetoric.

To reiterate a point that I made nearly a year ago, “I would advocate the exploration of ideas to maximize brand value through methods that do not consume significant cash in order to produce it, e.g., international franchising and licensing.” Although the Board has also labeled international franchising/licensing as “exotic,” we believe it is also a pathway for value creation and an area we undoubtedly understand, have experience in, and could add value to in-board discussions. There are other restaurant chains that are 100% company-operated in the U.S. but secure franchising/licensing arrangements abroad. Our plan would call for exploration and inclusion of such initiatives.

James W. Bradford — Wrong For The Board

On October 2, 2012 Ms. Cochran spoke at the Wells Fargo Retail & Restaurants Conference.  Defending the Board’s credentials, she stated that “Jim Bradford…was the former CEO of [a] New York Stock Exchange company…”

On October 4, 2012, Ms. Cochran wrote you a letter highlighting the changes to the Board by stressing the experience of the incoming Chairman: “[Michael Woodhouse] will be succeeded by Jim Bradford, a former NYSE company CEO …”

You also received Cracker Barrel’s proxy statements in 2011and 2012, which stated that Mr. Bradford was CEO of a NYSE company.

Since Mr. Bradford was the incoming Chairman and his prior role was being touted by Ms. Cochran, we felt we should learn more about Mr. Bradford’s professional experience. However, a public search revealed that Mr. Bradford had never been CEO of a New York Stock Exchange company. The Board ultimately acknowledged the error but has not clarified how the error occurred. What is troubling is that we have submitted two questions to the Board, but Mr. Bradford and the Board refuse to answer them:

1)	Did Mr. Bradford read Ms. Cochran’s letter to shareholders?

2)	Did Mr. Bradford read any of the six versions of the Company’s proxy statements in both fiscal years 2011 and 2012?

If he reviewed the documents, why did he not correct the error?  If he did not review important communications about himself to shareholders, what does he believe his role is as incoming Chairman?  Once you factor Ms. Cochran’s October 4 letter and the six proxy statements filed over a course of one year plus shareholder presentations, in our view it raises concern and brings into question Mr. Bradford’s time commitment.

If Mr. Bradford is not diligent about important corporate communications, how can we gain comfort that he will be diligent about other important matters? It is clear to us that Mr. Bradford should not be on the Board, much less as Chairman of the Board or as Chairman of the Nominating and Corporate Governance Committee. Mr. Bradford, it is time for you to step down.

Richard J. Dobkin — Wrong For The Board

Mr. Dobkin has been on the Board since 2005. He is an accountant by training, yet he has been part of the Board over the Company’s period of dismal capital allocation in which investments were made at 3.7% but defended as earning 16.2%. We believe Mr. Dobkin, as Chairman of the Audit Committee, bears responsibility for not disclosing relevant information on the retail/restaurant segments of the business. Last year we felt compelled to pressure the Board publicly, resulting in disclosure of gross profit margin data on the two segments.

Mr. Dobkin is also a member of the Compensation Committee. We hold him accountable for setting an exceedingly low bar in operating income for bonus eligibility in fiscal 2011. In that very year the Committee based compensation on a return on invested capital (ROIC) metric that reflected improved performance when actual operating income from fiscal 2005 to fiscal 2011 declined. But in fiscal 2012, when performance improved over fiscal 2011, ROIC registered a decline. The Compensation Committee and the Board retained the ROIC label but changed its formula. Though the new formula is convoluted, its resultant output, unsurprisingly, produces a year-over-year increase. Naturally, the fiscal 2012 compensation plan is based on the new ROIC.

Consequently, we believe a performance target should be set in advance and, of course, be long-lived. But there is no doubt, in our view, that the Board has poorly assessed its return on investment of recent store openings and then changed formulas to achieve the desired presentation, not the desired progress. We hold Mr. Dobkin answerable for overseeing what we believe is a poor record of capital allocation, poor analysis of performance, and poor reporting of segment data.

Cracker Barrel’s Central Argument: “Potential Conflicts of Interest and Legal Issues”

On September 6, 2012, the central reason the Board cited for refusing to appoint Phil and me to the Board was “concerns about potential conflicts of interest and legal issues given your roles with Steak ‘n Shake…” In our mind, these vague statements are baseless, designed to mislead shareholders:

1)
The most salient point: Biglari Holdings has an equity investment in Cracker Barrel that is comparable to its equity investment in Steak n Shake. Thus, we seek to grow the value of all our major holdings — both controlling interest (i.e., Steak n Shake) and significant minority interest (i.e., Cracker Barrel) — and we have no financial incentive to benefit one at the expense of another. That would make no sense.

2)
We firmly believe there is no legal or factual basis to Cracker Barrel’s claims that Cracker Barrel and Steak n Shake are direct competitors. Further, we are convinced that Cracker Barrel’s definition of competition is extremely wide, arbitrary, and unsupported by any court of competent jurisdiction. In our initial in-person meeting with management, I specifically and pointedly asked Chairman Woodhouse if he were concerned that Steak n Shake and Cracker Barrel were direct competitors; Phil and I both clearly and straightforwardly recall that Mr. Woodhouse agreed they were not.

3)
The two restaurant companies differ in concepts in many critical and crucial ways. Steak n Shake is a fast-food premium burger establishment whose primary offerings of burgers, fries, drinks/shakes make up nearly 80% of its revenue, with a high percentage ordered by a drive thru. National publications such as QSR magazine place Steak n Shake in its burger/sandwich category whereas Cracker Barrel does not even appear in the magazine because the chain is not in the quick service restaurant category. We are categorized as a QSR/limited service restaurant by Crest/NPD, Restaurant Trends, and Technomics. Our average check is in line with QSR companies; those in the family dining category have average checks that exceed Steak n Shake by approximately 50%.

4)
Last, in over 50% of all publicly traded restaurant companies, a board member is also a director or officer of another restaurant firm. In some cases, the same individual sits on three or more boards of restaurant companies. Ironically, an officer of Cracker Barrel, Vice President Walter Tyree, sits on the board of CEC International, the parent of Chuck E. Cheese’s restaurants. Why would the Board think it is inappropriate for any of its members to be an “officer of another restaurant company” yet find it totally appropriate to have a Cracker Barrel officer sit on the board of another restaurant company?

* * *

Ms. Cochran and the Board are engaging in argumentum ad hominem — that attacks us rather than our ideas. The Board attempts to divert your attention by setting forth what we have demonstrated is a pattern of misleading, incorrect, and inadequately researched assertions. In this letter I have attempted to highlight important misstatements and mischaracterizations rather than respond to all of the Board’s mistakes. The Board has also frequently repeated untrue assertions about my intentions.

Ms. Cochran’s letter of October 4, 2012 states that “Mr. Biglari describes Biglari Holdings as a restaurant acquisition vehicle….” (I have never described Biglari Holdings as such.) Then on October 18, 2012 Ms. Cochran writes shareholders that my “true intentions may be to take control of Cracker Barrel.” The reality is that Biglari Holdings is a diversified holding company that owns businesses in whole and in part. Cracker Barrel falls into the pile of a partially-owned business. Even if we wanted to control Cracker Barrel, we could NOT because Tennessee statutes prevent a takeover unless the Board approves. In addition, the idea that two board seats out of ten could gain control is mathematically impossible. These are not my opinions; they are facts. Reality-based facts are all anyone needs to know to evaluate the Board’s misguided assertions in its attempt to win a proxy contest.

The current CEO also opines: “Mr. Biglari remains inexplicably insistent in his campaign against Cracker Barrel…” The reality is that I do not have anything against Cracker Barrel. The truth is that (1) we are the largest shareholder of Cracker Barrel, (2) the investment is the largest position for Biglari Holdings, (3) we see significant upside potential in the value of the Company, and (4) we think we can add value as Board members. On a personal note, I have liked the brand since my first visit in the mid-1990s.

Our agenda is clear: We are seeking two board seats to help make our expectations become reality. And all shareholders will benefit pari passu. Again, we have no “hidden agenda” and there are no “conflicts of interest.”

* * *

Despite the Board’s ad hominem rhetoric in the proxy contest, we are committed to working constructively with the other members of the Board. We have a significant financial incentive to add value. We certainly think that placing us on the Board will make you more money. Your vote to elect Phil Cooley and me would send a compelling, convincing message to the Company that Cracker Barrel shareholders desire engaged Board members with significant ownership interests, who possess substantial industry, leadership, and financial experience, and who will concentrate on gaining the utmost value for all shareholders. We certainly would not be spending the time and energy if we did not think Cracker Barrel would have far higher potential with a minority change in the boardroom.

We look forward to serving as a steward of your capital.

We thank you for your support.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari